April 21, 2010

Mail Stop 3010

Ms. Melanie Wenk
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614

        RE: **WNC Housing Tax Credit Fund III, L.P.**
                Form 10-K for the period ended March 31, 2009
                Filed September 17, 2009
                File No. 0-21494

Dear Ms. Wenk:
:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jessica Barberich
                        Assistant Chief Accountant